Exhibit 99.56

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED May 31, 2019

(Expressed in Canadian Dollars unless otherwise stated)

July 11, 2019

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2019

General

This management's discussion and analysis ("MD&A") of the financial condition and results of operations of GoldMining Inc. (the "Company" or "GoldMining"), for the three and six months ended May 31, 2019, should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements and the notes thereto for the three and six months ended May 31, 2019, and its audited consolidated financial statements and the notes thereto for the years ended November 30, 2018 and 2017, copies of which are available under the Company's profile at www.sedar.com.

The Company's financial statements for the three and six months ended May 31, 2019, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Unless otherwise stated, all information contained in this MD&A is as of July 11, 2019.

Unless otherwise stated, references herein to "$" or "dollars" are to Canadian dollars, references to "US$" are to United States dollars, references to "R$" are to Brazilian Reals and references to "COP" are to Colombian Pesos. References in this MD&A to the "Company" mean "GoldMining Inc.", together with its subsidiaries, unless the context otherwise requires.

Forward-looking Information

This document contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively, "forward-looking statements"), including statements regarding the Company's: (i) future exploration and development plans; (ii) capital requirements and ability to obtain requisite financing; (iii) expectations respecting the receipt of necessary licenses and permits, including obtaining extensions thereof; (iv) future acquisition strategy; (v) mineral resource estimates; and (vi) the Company's strategy and future business plans. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "does not expect", "estimates", "intends", "anticipates", "does not anticipate", "believes" or variations of such words and phrases, or statements that certain actions, events or results "may, "could", "would", "should" or "will" be taken, occur or be achieved. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the industry and markets in which the Company operates including assumptions about general business and economic conditions, the availability of equity and other financing on reasonable terms or at all, including necessary financing to meet the Company's contractual obligations to maintain its property interests or exercise mineral options, commodities prices, the timing and ability to obtain requisite operational, environmental and other licenses, permits and approvals, including extensions thereof, and the Company's ability to identify, complete and integrate additional mineral interests on reasonable terms or at all. Investors are cautioned that forward-looking statements are not guarantees of future performance and involve risks and uncertainties, including, but not limited to: the Company's limited operating history; general economic conditions; the Company not being able to obtain necessary financing on acceptable terms or at all; the Company losing or abandoning its property interests; the Company's properties being in the exploration stage and without known bodies of commercial ore; the Company being able to obtain or maintain all necessary permits, licenses and approvals; environmental laws and regulations becoming more onerous; potential defects in title to the Company's properties; fluctuating exchange rates; fluctuating commodities prices; operating hazards and other risks of the mining and exploration industry; competition; potential inability to find suitable acquisition opportunities and/or complete the same; and other risks and uncertainties listed in the Company's public filings, including those set out under "Risk Factors" herein. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities laws.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2019

Business Overview

GoldMining is a mineral exploration company with a focus on the acquisition, exploration and development of projects in the Americas. GoldMining's projects include its La Mina and Titiribi Gold-Copper Projects, both located in the Department of Antioquia, Colombia; its Whistler Gold-Copper Project, located in Alaska, United States; its São Jorge, Cachoeira, Surubim, Boa Vista, Batistão, Montes Aureos and Trinta Gold Projects, located in the States of Pará and Mato Grosso, northern Brazil; its Yellowknife Gold Project, located in the Northwest Territories, Canada; its Crucero Gold Project, located in southeastern Peru; and its Rea Uranium Project, located in the western Athabasca Basin in northeast Alberta, Canada.

Effective June 19, 2018, GoldMining Inc.'s common shares (the "GoldMining Shares") and common share purchase warrants, which expired on December 31, 2018 (the "December Warrants") were listed on the Toronto Stock Exchange (the "TSX") under the symbols "GOLD" and "GOLD.WT", respectively, and traded on the OTCQX International Market (the "OTCQX") under the symbols "GLDLF" and "GOLWF", respectively, and on the Frankfurt Stock Exchange under the symbol "BSR". Prior to June 19, 2018, the GoldMining Shares and December Warrants were listed on TSX Venture Exchange (the "TSX-V") under the symbols "GOLD" and "GOLD.WT", respectively. As at December 31, 2018, the December Warrants expired and were delisted from the TSX and OTCQX. As at May 31, 2019, the head office and principal address of the Company was Suite 1830, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Canada.

Company Strategy

The Company's long-term growth strategy is premised on pursuing accretive acquisitions of resource projects, together with maintaining and advancing its existing projects in a prudent manner. This strategy is focused on identifying and acquiring projects that present compelling value for the Company's shareholders. In furtherance of this strategy, since 2013, the Company has completed the following acquisitions:

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in November 2013, the Company acquired 100% of the outstanding shares of Brazilian Gold Corporation ("BGC"), which resulted in the acquisition of several projects, including the São Jorge Gold Project (the "São Jorge Project"), the Surubim Gold Project (the "Surubim Project"), the Boa Vista Gold Project (the "Boa Vista Project"), the Batistão Gold Project (the "Batistão Project") and the Rea Uranium Project (the "Rea Project");

●	in August 2015, the Company acquired the Whistler Gold-Copper Project (the "Whistler Project") from Kiska Metal Corporation;

●	in September 2016, the Company acquired the Titiribi Gold-Copper Project (the "Titiribi Project") from Trilogy Metals Inc., formerly NovaCopper Inc.;

●	in May 2017, the Company acquired 100% of the outstanding shares of Bellhaven Copper and Gold Inc. ("Bellhaven"), which included its La Mina Gold Project (the "La Mina Project");

●	in July 2017, the Company acquired 100% of the Yellowknife Gold Project and nearby Big Sky Property (the "Yellowknife Project");

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in November 2017, the Company acquired 100% of the outstanding shares of Blue Rock Mining S.A.C. ("Blue Rock"), a wholly-owned subsidiary of Lupaka Gold Corp. ("Lupaka"), which resulted in the acquisition of the Crucero Gold Project (the "Crucero Project");

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in January 2018, the Company acquired 100% of three mining claims contiguous with the western boundary of the Company's Nicholas Lake-Ormsby property, one of the four properties that comprise the Yellowknife Project; and

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2019

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in May 2018, the Company acquired 100% of two mining claims contiguous with the southern boundary of the Company's Nicholas Lake-Ormsby property, one of the four properties that comprise the Yellowknife Project.

The Company continues to review potential acquisition opportunities, with a focus on large-scale, bulk mineable gold and gold-copper projects in mining friendly jurisdictions in the Americas.

Material Properties

The Company's principal exploration properties are its São Jorge, Titiribi, La Mina, Whistler, Cachoeira, and Crucero projects.

São Jorge Gold Project

The São Jorge Project originally consisted of eleven exploration concessions at the time of the Company's acquisition of BGC in November 2013.  In 2016, eight of the eleven exploration concessions were not renewed and in 2017, four new exploration concessions were applied for and granted.  Along with the three exploration concessions remaining from the BGC acquisition, the number of exploration concessions now totals seven covering 45,997 hectares.  In March 2017, the Company submitted to the Brazilian National Department of Mining Production (now the National Mining Agency) ("ANM") four license applications located east and west and contiguous to, and on trend, with the São Jorge deposit.  These licenses were granted by the ANM in 2018.

In 2013, the Company submitted a Final Report to the ANM for exploration concession ANM no.850.058/2002 to convert the exploration concession to a mining concession. If approved by the ANM, the Company will have one year to apply to convert the exploration concession overlying the deposit to a mining concession, which will require further studies and environmental licenses.  There is no assurance that such reports will be accepted or that such applications will be approved by ANM, however given the exploration expenditures and mineral resource outlined on this concession, the Company is currently of the opinion that there is no reason that approval would not be granted.

During the three and six months ended May 31, 2019, the Company incurred $24,070 and $77,730 of expenditures on the São Jorge Project, respectively. These expenditures included license application fees and consulting fees to vendors that provided geological and technical services, and expenditures for camp maintenance costs. The Company had previously planned an extensive exploration program of $3.9 million for the São Jorge Project, however, given existing market conditions, the Company has decided to defer the program pending improvements in market conditions. The Company intends to maintain the São Jorge Project in good standing.

For further information on the São Jorge Project, please refer to the technical report by Porfirio Rodriguez, BSc (Min Eng), MAIG and Leonardo de Moraes, BSc (Geo), MAIG, titled "São Jorge Gold Project, Pará State, Brazil. Independent Technical Report on Mineral Resources", with an effective date of November 22, 2013, a copy of which is available under the Company's profile at www.sedar.com.

Titiribi Gold-Copper Project

The Titiribi Project is located in central Colombia, approximately 70 kilometres southwest of the city of Medellin in the department of Antioquia and is comprised of one concession that covers an area of approximately 3,919 hectares. The Titiribi Project is road accessible by paved highway from Medellin with high power electrical lines passing within 3 kilometres.

The Titiribi Project consists of several near surface gold-copper porphyry and associated epithermal gold systems. A total of nine mineralized areas have been identified to date, including the Cerro Vetas, Chisperos and NW Breccia deposits. Other peripheral targets include: Junta, Porvenir, Candela, Maria Jo, Rosa, and Margarita. A total of 270 diamond drill holes, totaling 144,779 metres, have been drilled at the Titiribi Project.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2019

During the three and six months ended May 31, 2019, the Company incurred $57,621 and $117,348 of expenditures on the Titiribi Project, respectively. Expenditures included camp maintenance costs and payroll and personnel expenses. The Company intends to maintain the Titiribi Project in good standing. The Company does not currently plan to complete any exploration programs at the project in 2019.

In July 2015, Sunward Resources Ltd. ("Sunward"), a wholly-owned subsidiary of Sunward Investments Limited, was notified that an individual had filed a lawsuit in the Fifth Court of Orality of Circuit of Medellin, Colombia to advance a verbal process. Previously, on April 28, 2014, Sunward received notice that such individual had filed an arbitral action against Sunward pursuant to the arbitration clause contained in an easement agreement under which Sunward had acquired certain land access rights at the Titiribi Project. The individual alleges that a local water source had been affected as a result of Sunwardꞌs drilling activities at the Titiribi Project and is seeking, amongst other things, damages totalling COP 2,623,203,975 (approximately US$893,000). Previously, during 2013, Corantioquia, the environmental agency for the Colombian State of Antioquia, investigated allegations that a local water source had been affected as a result of Sunwardꞌs drilling activities at the Titiribi Project and on December 12, 2013, Corantioquia issued resolution No. 13128232 dismissing the allegations, as the environmental agency's internal studies showed that the water table levels were within acceptable, documented norms. The allegations made in the private action are the same ones as those investigated and dismissed by Corantioquia in 2013. In November 2017, in a second instance at the Administrative Tribunal of Antioquia, the Court dismissed all the allegations as no damages were found to have occurred and filed the case. This decision was upheld on appeal in early 2019 and the case was returned to the Fifth Court of Orality of Circuit of Medellin for determining and assessing legal costs.

In late 2017, the municipal council of Titiribi voted in favor of prohibition on metallic mining in the municipality, which resolution was subsequently declared invalid by the Administrative Tribunal of Antioquia.  Subsequently, the municipality called for a municipal referendum to determine whether to amend its applicable zoning to prohibit metallic mining activities in the municipality. In February 2018, the Administrative Tribunal of Antioquia issued a decision in which it determined that the referendum may proceed. Such referendum was originally scheduled to be held in April 2018. However, it has since been suspended until further notice.  Along with others in the industry, Sunward commenced a challenge of this decision and the proposed referendum with the applicable State council.  In October 2018, Sunward received notice that the state council had issued a decision, which, among other things, declared the February 2018 decision of the Administrative Tribunal of Antioquia null and void and ordered it to consider Sunward's arguments and issue a new ruling on the matter within 15 days. In November of 2018, the Administrative Tribunal of Antioquia decided to maintain its ruling approving the referendum and the municipality could now proceed to schedule a referendum. The Constitutional Court declared the act of municipalities prohibiting mining through popular consultations as unconstitutional. This decision obliges other courts and authorities including the Municipality of Titiribi to uphold this declaration.  Therefore, the Ministry of Mines of Colombia commenced a challenge of the Tribunal of Antioquia's decision in November 2018 before the State Council. In January 2019, the State Council ruled against the November 2018 decision of the Administrative Tribunal of Antioquia, declaring such decision null and void and ordered the Administrative Tribunal of Antioquia to consider the Unified Sentence SU095 from the Constitutional Court that states that the act of municipalities prohibiting mining through popular consultations is unconstitutional. The Company will continue to vigorously defend its rights to the Titiribí Project.

For further information regarding the Titiribi Project and the resource estimate, please refer to the technical report titled "Technical Report on the Titiribi Project Department of Antioquia, Colombia", prepared by Joseph A. Kantor, MMSA, and Robert E. Cameron, Ph.D., MMSA, of Behre Dolbear & Company (USA), Inc., dated October 28, 2016, a copy of which is available under the Company's profile at www.sedar.com.

La Mina Gold Project

On May 30, 2017, the Company acquired a 100% interest in the La Mina Project as a result of its acquisition of Bellhaven. The La Mina Project is located in central Colombia, approximately 41 kilometres southwest of the city of Medellin in the department of Antioquia and approximately 6 kilometres southeast of the Company's Titiribi Project. The La Mina Project is comprised of two concessions that cover an area of approximately 3,200 hectares.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2019

During the three and six months ended May 31, 2019, the Company incurred $23,430 and $47,711 of expenditures on the La Mina Project, respectively. Expenditures included camp maintenance costs, payroll and personnel expenses and surface rights lease payments. The Company intends to maintain the La Mina Project in good standing. The Company currently has no exploration programs planned for the La Mina Project in 2019.

On May 31, 2018, the Fredonia Municipal Council passed a resolution in favor of restricting mining in the municipality that was signed by the mayor of Fredonia on June 9, 2018.  This municipal resolution was rejected by the Governor of Antioquia and now is before the Administrative Tribunal of Antioquia.  The Company presented documentation in support of the Governor's objections and awaits the judicial process and ruling.  The Company has reviewed the municipality's actions with its legal advisors and believes that any municipal ban would be unconstitutional.  In the event the resolution passes, the Company will vigorously defend its rights to the La Mina Project through the higher courts of Colombia.

For further information regarding the La Mina Project and the resource estimate, please refer to the technical report titled "NI 43-101 Technical Report, Bellhaven, La Mina, Antioquia, Republic of Colombia", prepared by Scott E. Wilson, C.P.G. of Metal Mining Consultants, Inc., dated December 8, 2016, with an effective date of October 24, 2016.

Whistler Gold-Copper Project

The Whistler Project, located 150 kilometres northwest of Anchorage, is comprised of 304 Alaska State Mineral Claims covering an area of 17,000 hectares. Exploration programs can be conducted from a 50-person all season exploration camp fully-equipped with an airstrip, 38 KW diesel generator, water well, septic system, fuel storage facility and assorted mobile equipment. The Whistler deposit and several adjacent prospects are connected to the camp and airstrip by a 6 kilometre access road.

The Whistler Project's exploration activities are subject to the State of Alaska's laws and regulations governing the protection of the environment. The Company has recognised a rehabilitation provision of $309,558 as at May 31, 2019, to comply with such laws and regulations.

During the three and six months ended May 31, 2019, the Company incurred $10,839 and $12,432 of expenditures on the Whistler Project, respectively. Expenditures included fees to certain service providers that provided professional services. The Company intends to maintain the Whistler Project in good standing. The Company does not currently plan to complete any exploration programs at the project in 2019.

For further information regarding the Whistler Project, please refer to the technical report on the Whistler Project titled "NI 43-101 Resource Estimate for the Whistler Project", which has an effective date of March 24, 2016 (amended and re-stated on May 30, 2016), authored by Gary H. Giroux, P.Eng., M.A.Sc., a copy of which is available under the Company's profile at www.sedar.com.

Cachoeira Gold Project

The Cachoeira Project is located in Pará State, Brazil, approximately 250 kilometres southeast of Belém, the capital of Pará State and 270 kilometres northwest of the port city of São Luis in Maranhão State. The Cachoeira Project comprises one contiguous block consisting of three mining and three exploration licenses covering 5,677 hectares.

In 2014, the Company submitted an assessment plan for the mining concessions within the Cachoeira Project, including certain conceptual engineering studies, to the ANM in 2014. The Company notes that such assessment plan does not constitute a preliminary economic assessment within the meaning of NI 43-101 and no production decision with respect to the project has been made to date. In 2015, the Company continued working with its consultants to obtain a Preliminary Environmental License from the Secretaria de Estado de Meio Ambiente/Pará ("SEMA"). The Company submitted the requisite Environmental Impact Assessment to SEMA in 2013 in connection with the licensing process. On December 19, 2014, a public hearing was held in connection with the license application. This hearing was validated by SEMA for the purpose of the continuation of the analysis of the licensing process and, in September 2015, the Company received comments from SEMA as a result of its review of the Company's application and related materials, requesting additional work on the environmental studies to be performed by the Company.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2019

On August 14, 2018, the Company received additional requests from SEMA to address several items in the application, and in November and December 2018, the Company submitted to SEMA additional technical information as requested. As of date, SEMA has not yet provided any manifestation from the review of the additional technical information provided by the Company.

Pursuant to the mining licenses underlying the Cachoeira Project, the Company was required to commence mining operations at the property by April 2014, assuming the requisite environmental license was granted from SEMA, which was not the case.  Once the environmental license is granted, the Company must proceed to production or may request a two-year extension. While such extension have been granted by ANM in the past, there can be no assurance that such an extension will be granted on terms acceptable to the Company or at all. If an environmental license and the license extension described above are received, the Company will have an additional six months after the extension to implement an operational mining facility on the Cachoeira Project.

On March 2, 2018, the Company completed the acquisition of 66.66% of the existing 4.0% net production royalty on the Company's Cachoeira Project in consideration for 698,161 GoldMining Shares and US$133,320 in cash. The GoldMining Shares issued under the transaction were subject to certain resale restrictions pursuant to the terms of the Royalty Purchase Agreement. As a result of the transaction, the existing royalty on the Cachoeira Project was reduced to 1.33% and a minimum payment of US$100,000 per year in lieu of the royalty if production has not commenced by October 3, 2014. In March 2018, the Company received a court summons from the remaining royalty holder with respect to the annual payment in lieu of the royalty for years 2014 to 2018. In response thereto, the Company has applied to the court to obtain a discharge from the obligation to make such annual payments on the basis that mining operations are dependent on receiving the environmental license from the environmental agency, which have not been issued. The Court has accepted the Company's case and the judge has requested witnesses for the Plaintiff to testify in Court. A date for the case to be heard by the lower Court has not been set but is expected later in 2019.

During the three and six months ended May 31, 2019, the Company incurred $47,040 and $295,554 of expenditures on the Cachoeira Project. Expenditures included consulting fees relating to environmental and permitting activities, license extension fees, potential interest fees and payroll and personnel expenses.

For further information regarding the Cachoeira Project, please refer to the technical report by Gregory Z. Mosher and Michael F. O’Brien titled "Technical Report and Resource Estimate on the Cachoeira Property, Para State, Brazil", with an effective date of April 17, 2013, and amended and restated as of October 2, 2013. A copy of the technical report is available under the Company's profile at www.sedar.com.

Crucero Gold Project

On November 20, 2017, the Company acquired a 100% interest in the Crucero Project located in the Department of Puno in southeastern Peru. The Crucero Project is comprised of three mining and five exploration concessions with an aggregate area of 4,600 hectares which are held by the Company's subsidiary, Blue Rock Mining S.A.C. The three mining concessions are held through a 30-year assignment agreement from a third party running until 2038 and are subject to certain net smelter return royalties of 1% to 5% based on the monthly gold price. The Crucero Project is located 150 kilometres northeast of the city of Juliaca and is accessible by paved road from Juliaca to the town of Crucero, with the remaining 50 kilometres to site by gravel road.

During the three and six months ended May 31, 2019, the Company did not incur any expenditures on the Crucero Project. The Company does not currently plan to complete any exploration programs at the project in 2019. The Company intends to maintain the Crucero Project in good standing.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2019

For further information regarding the Crucero Project, please refer to the technical report on the Crucero Project titled "NI 43-101 Resource Estimate for the Crucero Property, Carabaya Province, Peru", with an effective date of December 20, 2017, authored by Greg Z. Mosher, P.Geo., a copy of which is available under the Company's profile at www.sedar.com.

Other Properties

In addition to the above projects, the Company, through its wholly owned subsidiaries, holds the following interests in other properties:

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Yellowknife Project – The Company holds a 100% interest in the Yellowknife Gold Project, which is comprised of 25 mining leases and 5 mineral claims with an aggregate area of approximately 9,704 hectares. The Yellowknife Gold Project includes five gold deposits, being Nicholas Lake, Bruce, Ormsby, Goodwin Lake and Clan Lake. The Yellowknife Gold Project is located 50 to 90 kilometres north of the city of Yellowknife in the Northwest Territories. The Nicholas Lake-Ormsby property is subject to a 2.25% net smelter return royalty, including a US$20,000 per year annual advance royalty payment and the Goodwin Lake Property is subject to a 2% net smelter returns royalty.

In July 2017, the Company acquired the Yellowknife Gold Project and assumed a provision for reclamation related to the restoration of the camp sites. As at May 31, 2019, the Company has recognised a rehabilitation provision of $501,448 for the Yellowknife Gold Project.

On January 24, 2018, the Company completed the acquisition of three mining claims covering a total area of 1,798 hectares, which are contiguous with the western boundary of the Company's Nicholas Lake-Ormsby property, one of the four properties that comprise the Yellowknife Gold Project. On May 11, 2018, the Company completed the acquisition of two additional mining claims (collectively, the "N1 and N2 claims") covering a total area of 618 hectares, which are contiguous with the southern boundary of the Company's Nicholas Lake-Ormsby property. In connection therewith, the vendor was granted a 1% net smelter royalty with respect to the N1 and N2 claims upon commercial production.

In April 2019, the Company received a five-year Type B Water License ("WL") and Type A Land Use Permit ("LUP") from the Mackenzie Valley Land and Water Board ("MVLWB") for the Nicholas Lake-Ormsby Property. The WL and LUP enable the Company to complete advanced exploration work including diamond drilling, underground development and operation of the existing camp, airstrip and winter road. Additionally, two-year extensions were granted by the MVLWB for two existing LUPs for the Goodwin Lake and Clan Lake Properties.

During the three and six months ended May 31, 2019, the Company incurred $98,898 and $100,358 of expenditures on the Yellowknife Gold Project, respectively, which included expenditures for camp maintenance. The Company currently intends to maintain the Yellowknife Gold Project in good standing.

For further information regarding the Yellowknife Gold Project, please refer to the technical report on the Yellowknife Gold Project titled "Independant Technical Report – Yellowknife Gold Project, Northwest Territories, Canada", with an effective date of March 1, 2019, authored by Benjamin Parsons, MAusIMM, Dominic Chartier, P.Geo and Eric Olin, SME-RM, MAusIMM (CP). A copy of which is available under the Company's profile at www.sedar.com.

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Rea Project – the Company indirectly holds a 75% interest and Orano Canada Inc. (formerly Areva Resources Canada Inc.) holds the remaining 25% interest in the Rea Project. The Rea Project is located in northeastern Alberta, Canada, approximately 185 kilometres northwest of Fort McMurray. The Rea Project consists of 16 contiguous exploration permits, which cover an area of 125,328 hectares in the western part of the Athabasca Basin and surrounds the Maybelle project held by Orano. Pursuant to a review of the Caribou Protection Plan (the "CPP") announced by the Alberta Department of Environment and Parks in 2016, no new applications for land tenure were accepted by the Department of Coal and Mineral Development, Alberta Energy. An extension on filing mineral assessment reports was granted by the Department of Coal and Mineral Development, Alberta Energy to GoldMining and in March 2019, a further extension was granted to March 31, 2021. The extension states that until the CPP is finalized, no metallic and industrial mineral permits will be cancelled and mineral assessment reports normally due to maintain permits in good standing will not be required. Once the CPP is finalized, permit and assessment report timelines will be extended accordingly. Extensions will take into consideration any new or existing surface restrictions and time needed to obtain exploration approvals. The Company will plan future programs once this review has been completed.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2019

For further information respecting the Rea Project, please refer to the technical report prepared by Irvine R. Annesley, Ph.D., P. Geo and Roy Eccles, M.Sc, P.Geol, titled, "Technical Report on the Rea Property, Northeastern Alberta" with an effective date of September 12, 2014, a copy of which is available under the Company's profile at www.sedar.com.

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Surubim Project – the Company currently indirectly holds a 100% interest in the Surubim Project located in Pará State, Brazil. The Surubim Project consists of three exploration licenses for a total area of 8,476 hectares. Two of the smaller non-core concessions with a total area of 2,076 hectares are under appeal and the Company is awaiting a decision by the ANM. On October 3, 2014, a final exploration report presenting the results of exploration work conducted on the property by BGC, including drilling programs for the largest exploration concession within the Surubim Project, was submitted to the ANM. Provided that the ANM approves the submitted report, the Company would then have one year following such approval to present additional required studies to the ANM and obtain environmental licensing, if the Company wishes to proceed with further work on the concession. Please see “Contractual Obligations – Surubim Project” for further information.

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Boa Vista Project – the Company, through its interest in the Boa Vista Gold joint venture ("BVG"), currently indirectly holds an 84.05% interest in the Boa Vista Project located in Pará State, Brazil.  The Boa Vista Project consists of three exploration licenses for a total area of approximately 12,889 hectares.  The Company submitted a Final Exploration Report for two of the three exploration licenses in February 2018 (ANM no.850.759/2006 and 850.353/2010) and a Final Report for another exploration license on January 23, 2019 (ANM no.850.643/2006).  The Final Exploration Report must be accepted by the ANM, subject to rights of appeal, in order to maintain the concessions.  There is no assurance that ANM will accept the Final Exploration Reports. Please see “Contractual Obligations – Boa Vista Project” for further information.

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Batistão Project – the Company currently indirectly holds a 100% interest in the Batistão Project located in Mato Grosso State, Brazil. The Company was required to file an Economic Assessment Plan and the Preliminary Environmental License, together with the Mining Concession Application by January 2016. The Company requested an extension to submit the Mining Concession Application, due to the current market conditions and gold price, which has deteriorated since the Final Exploration Report was submitted to the ANM in 2013. There is no assurance that ANM will accept the Company's request for an extension.

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Montes Áureos and Trinta Projects – the Company currently holds a 51% interest in the Montes Áureos and Trinta Projects located in Pará and Maranhão States, Brazil. The Company is in the process of applying for the mining concession for the Montes Áureos Project and the renewal of the exploration permit for the Trinta Project. Both applications are under review by ANM and there is no assurance that such applications will be approved by ANM.

The Company currently intends to hold these early stage properties in good standing with the intention of selling or entering into option agreements with interested parties in the future.

Properties Outlook

As previously disclosed, the Company is focused on identifying and completing additional acquisitions to further build shareholder value. In furtherance thereof, the Company has determined to focus expenditures related to its existing project portfolio on project maintenance and low-cost exploration programs. Certain of the Company's properties, including its Boa Vista, Surubim and La Mina projects are subject to ongoing option and other agreements that require additional payments by the Company. Please see "Contractual Obligations" for further information. While the Company currently intends to complete such option requirements and other obligations, in the event that the Company determines not to proceed with, or otherwise fails to make such payments, its interests in such projects may be lost. In addition, the Company plans to renegotiate certain existing property agreements and commitments in order to better position itself for its long-term strategy and that reflect current market conditions. There can be no assurance that any renegotiation will be achieved on preferential terms or at all.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2019

Results of Operations

For the three months ended May 31, 2019, the Company incurred total operating expenses of $1,278,780, compared to $1,692,389 for the same period of 2018. The decrease was primarily the result of lower consulting fees, depreciation, directors' fees, salaries and benefits, exploration expenses, general and administrative expenses, professional fees and non-cash share-based compensation. During the six months ended May 31, 2019, the Company incurred total expenses of $2,933,684 compared to $3,270,690 during the same period of 2018. The decrease was primarily the result of lower consulting fees, depreciation, general and administrative expenses, professional fees and non-cash share-based compensation, partially offset by higher directors' fees, salaries and benefits and exploration expenses.

General and administrative expenses were $233,848 in the three months ended May 31, 2019, compared to $397,986 in the same period of 2018. The decrease was primarily the result of lower investor communications and marketing expenses, office, travel and rental expenses and transfer agent and regulatory fees. General and administrative expenses included investor communications and marketing expenses of $61,930 ($147,556 for the same period in 2018), office and rental expenses of $89,696 ($119,220 for the same period in 2018), transfer agent and regulatory fees of $64,971 ($114,325 for the same period in 2018) and insurance fees of $17,251 ($16,885 for the same period in 2018). General and administrative expenses were $493,205 in the six months ended May 31, 2019, compared to $681,618 in the same period of 2018. The decrease was primarily the result of lower investor communications and marketing expenses, office, travel and rental expenses and transfer agent and regulatory fees. General and administrative expense included investor communications and marketing expenses of $149,268 ($232,848 for 2018), transfer agent and regulatory fees of $124,082 ($186,018 for 2018), insurance fees of $44,527 ($41,125 for 2018), and office, travel and rental expenses of $175,328 ($221,626 for 2018).

Exploration expenses were $263,646 in the three months ended May 31, 2019, compared to $340,441 in the same period of 2018. The decrease was primarily the result of lower expenditures on the Titiribi and La Mina projects as a result of lower camp maintenance costs and consulting fees. Exploration expenditures in the three months of 2019 consisted primarily of exploration and field expenses of $57,671 ($153,393 for the same period in 2018), consulting fees of $103,075 ($70,704 for the same period in 2018) to vendors who provided geological and technical services respecting the Company's projects, payroll and personnel expenses of $42,630 ($58,694 for the same period in 2018), and other exploration expenses of $60,270 ($57,650 for the same period in 2018) including surface rights payments required to maintain the projects in good standing. Exploration expenses were $654,878 in the six months ended May 31, 2019, compared to $629,434 in the same period of 2018. The increase was primarily the result of higher expenditures on the Cachoeira Project due to potential interest fees and higher camp maintenance costs associated with the Yellowknife Project, partially offset by lower expenditures on the Titiribi and La Mina projects as a result of lower camp maintenance costs and consulting fees. Exploration expenditures in the six months of 2019 consisted primarily of exploration and field expenses of $119,073 ($225,868 for the same period in 2018), consulting fees of $157,797 ($130,934 for the same period in 2018) to vendors who provided geological and technical services respecting the Company's projects, payroll and personnel expenses of $87,427 ($105,494 for the same period in 2018), and other exploration expenses of $290,581 ($167,138 for the same period in 2018) including surface rights payments required to maintain the projects in good standing.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2019

Exploration expenses on a project basis were as follows for the periods indicated:

	For the three months ended May 31,		For the six months ended May 31,		For the period from incorporation, September 9, 2009, to
	2019	2018	2019	2018	May 31, 2019
	($)	($)	($)	($)	($)
Cachoeira	47,040	30,652	295,554	85,557	5,970,599
Titiribi	57,621	121,071	117,348	226,528	1,226,650
Yellowknife	98,898	28,713	100,358	69,084	611,880
São Jorge	24,070	25,677	77,730	73,719	837,878
La Mina	23,430	126,941	47,711	149,236	611,131
Whistler	10,839	5,459	12,432	12,126	1,255,688
Crucero	-	-	-	9,368	49,614
Surubim	-	-	-	-	209,772
Montes Áureos and Trinta	-	-	-	-	1,650,341
Rea	-	-	-	-	265,930
Batistão	-	-	-	-	30,902
Other Exploration Expenses	1,749	1,928	3,746	3,816	1,730,092
Total	263,646	340,441	654,878	629,434	14,450,477

Non-cash share-based compensation expenses were $238,477 and $589,365 in the three and six months ended May 31, 2019, respectively, compared to $260,980 and $662,821 in the same periods of 2018. The decrease was a result of lower share option grants compared to the same period in 2018. These options were granted to directors, officers, employees and consultants of the Company, have a weighted average exercise price of $1.16 per GoldMining Share ($1.31 for the same period in 2018) and are valid for a period of five years from their grant date.

Consulting fees paid to corporate development, information technology and human resources service providers were $51,940 and $110,332 in the three and six months ended May 31, 2019, respectively, compared to $113,299 and $279,696 in the same periods of 2018. The decrease was primarily the result of lower marketing and corporate development activities in the current period.

Professional fees were $156,243 and $252,763 in the three and six months ended May 31, 2019, respectively, compared to $202,613 and $319,313 in the same periods of 2018. The decrease was primarily a result of decreased audit and tax service fees, and legal and advisory services in relation to corporate activities.

The Company's share of loss on its investment in the Boa Vista Project was $3,967 and $5,909 in the three and six months ended May 31, 2019, respectively, compared to $1,793 and $10,522 in the same periods of 2018. The loss incurred on the joint venture was due primarily due to expenses paid to maintain the Boa Vista Project. The Boa Vista Project remains an exploration project at this stage.

During the three and six months ended May 31, 2019, the Company incurred a net loss of $1,240,853 and $2,799,693 respectively, or $0.01 and $0.02 per share, respectively, on a basic and diluted basis, compared to $1,563,846 and $3,096,026, respectively, or $0.01 and $0.02 per share respectively, on a basic and diluted basis for the same periods of 2018.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2019

Summary of Quarterly Results

The following table sets forth selected quarterly financial results of the Company for each of the periods indicated. The Company did not have any revenues during such periods.

For the quarter ended	Net loss ($)	Basic and diluted net loss per share ($)
May 31, 2019	1,240,853	0.01
February 28, 2019	1,558,840	0.01
November 30, 2018	2,099,120	0.02
August 31, 2018	1,401,258	0.01
May 31, 2018	1,563,846	0.01
February 28, 2018	1,532,180	0.01
November 30, 2017	2,463,449	0.02
August 31, 2017	2,145,122	0.02

Expenses incurred by the Company are typical of junior exploration companies. The Company's fluctuations in net loss from quarter to quarter were mainly related to exploration, permitting and licensing work as well as corporate activities conducted during the respective quarters.

Liquidity and Capital Resources

The following table sets forth selected information regarding the Company's financial position for the periods indicated.

	As at May 31, 2019 ($)	As at November 30, 2018 ($)
Cash and cash equivalents	7,974,640	9,644,214
Working capital	7,023,957	8,204,324
Total assets	72,182,835	73,041,626
Total current liabilities	1,327,423	1,756,404
Accounts payable and accrued liabilities	1,285,721	1,714,636
Total non-current liabilities	811,006	795,960
Shareholders' equity	70,044,406	70,489,262

Capital resources of the Company consist primarily of cash and liquid short-term investments. As at May 31, 2019, the Company had cash and cash equivalents totaling $7,974,640 (2018: $9,644,214) and $376,740 in other current assets (2018: $316,514). The Company had accounts payable and accrued liabilities of $1,285,721 at May 31, 2019, compared to $1,714,636 at November 30, 2018. The decrease in accounts payable and accrued liabilities of $428,915 was primarily a result of a decrease in trade payables of $366,621 during the six months ended May 31, 2019. Accounts payable and accrued liabilities includes an advanced royalty payment accrual of $676,350 for the Cachoeira Project as at May 31, 2019, compared to $522,200 as at November 30, 2018. As at May 31, 2019, the Company had working capital of $7,023,957 (2018: $8,204,324), which indicates the Company has sufficient current assets to cover its current liabilities.

The Company intends to hold its early stage properties in good standing with the intention of advancing them once the junior resource sector, capital markets and commodity markets improve. Certain of the Company's properties, including its Boa Vista, Surubim and La Mina projects are subject to ongoing option and other agreements that require additional payments by the Company. Therefore, the Company must continue incurring various surface rights lease payments, land fee payments, royalty payments, license application and extension fees, and camp maintenance costs. Based upon management's decision to maintain its current projects in good standing, management believes that available cash will be adequate to meet ongoing liquidity needs in the short-term and over the next year for the Company's existing business and projects. Future expansion, including the acquisition of additional mineral properties or interests, may require additional financing, which the Company may obtain through equity and/or debt financing.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2019

The Company's ability to meet its obligations and finance exploration and development activities over the long-term depends on its ability to generate cash flow through the issuance of GoldMining Shares pursuant to equity financings and short-term or long-term loans. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company's growth and success is dependent on external sources of financing, which may not be available on acceptable terms or at all.

Contractual Obligations

The following table summarizes the Company's contractual obligations, including payments due for each of the next five years and thereafter:

	Payments Due by Period
Contractual Obligations	Total ($)	Less than 1 year ($)	1 – 3 years ($)	3 – 5 years ($)	After 5 years ($)
Office and Storage Leases	269,207	204,871	64,336	-	-
Land Access Agreement(1)	12,369	12,369	-	-	-
Mineral Rights Agreement - Boa Vista Project(2)	1,106,377	-	-	1,106,377	-
Mineral Property Option Agreement - Surubim Project(3)	958,604	-	108,216	850,388	-
Surface Rights Lease Agreement - La Mina Project(4)	277,304	67,635	135,270	74,399	-
Total Contractual Obligations	2,623,861	284,875	307,822	2,031,164	-

(1)	Payment is converted from R$36,000 to C$12,369 using the period end exchange rate of R$2.9104/C$1.
(2)	Payment is converted from R$3,220,000 to C$1,106,377 using the period end exchange rate of R$2.9104/C$1.
(3)	Payment is converted from US$708,660 to C$958,604 using the period end exchange rate of US$0.7393/C$1.
(4)	Payment is converted from US$205,000 to C$277,304 using the period end exchange rate of US$0.7393/C$1.

General and Administrative

The Company is renting or leasing various offices and storage spaces located in Canada, Brazil and Colombia with total monthly payments of $20,039. These lease agreements expire between June 2019 and March 2021. Payments required under the land access agreements related to the Company's Brazilian projects are expected to be $12,369 for the year ending November 30, 2019.

Mineral Projects

Boa Vista Project

Pursuant to the terms of a shareholder's agreement among BGC, D'Gold Mineral Ltda. ("D'Gold"), a former joint venture partner of Boa Vista Gold ("BVG"), and Majestic D&M Holdings LLC ("Majestic"), dated January 21, 2010, as amended on May 25, 2011, June 24, 2011 and November 15, 2011, a 1.5% net smelter return royalty is payable to D'Gold and a further 1.5% net smelter return royalty is payable by BVG to Majestic if Majestic's holdings in BVG drop below 10%. BVG can re-purchase each 1.5% net smelter return royalty for US$2,000,000.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2019

Pursuant to a mineral rights acquisition agreement, as amended, relating to the project, Golden Tapajós Mineração Ltda. ("GT"), a subsidiary of BVG, was required to pay R$3,620,000 in September 2018 to the counterparty thereunder.

In May 2019, GT renegotiated the terms of the mineral rights agreement with respect to the aforementioned payments. As a result of the amended terms of the mineral rights agreement, GT paid R$400,000 in May 2019 to the counterparty and a further R$3,220,000 will be due in December 2022. If GT fails to make such payment, subject to a cure period, the counterparty may seek to terminate the agreement and the mineral rights that are the subject of the agreement will be returned to the counterparty.

Surubim Project

Mineração Regent Brasil Ltda. ("MR"), a subsidiary of BGC, entered into an option agreement (the "Jarbas Agreement") on February 11, 2010, as amended January 16, 2011, March 23, 2015 and May 30, 2019, pursuant to which MR acquired its interest in one of the three exploration licenses by making certain payments. Pursuant to the amendment on May 30, 2019, the Company will be making the following payments:

●	R$300,000 in May 2019 (paid);
●	US$40,000 (payable in R$ equivalent) in July 2020;
●	US$40,000 (payable in R$ equivalent) in July 2021; and
●	US$628,660 (payable in R$ equivalent) in December 2022.

If MR fails to make any of the aforementioned payments, subject to a cure period, the counterparty may seek to terminate the agreement and the interest in the exploration license will be returned to the counterparty.

Pursuant to an option agreement between BGC and Altoro Mineração Ltda. dated November 5, 2010, as amended on December 3, 2010 and December 14, 2012, BGC was granted the option to acquire certain exploration licenses for aggregate consideration of US$850,000. Pursuant to this agreement, a cash payment of US$650,000 is payable upon the ANM granting a mining concession over one of the exploration concessions.

La Mina Project

The La Mina Project hosts the La Mina concession and the contiguous La Garrucha concession. The La Garrucha concession is partially covered by a surface rights lease agreement and the surface option agreement.

Pursuant to a surface rights lease agreement dated July 6, 2016 and amended August 19, 2016, April 4, 2017 and November 5, 2018 (the "La Garrucha Lease Agreement"), the Company can lease the surface rights over La Garrucha by making the following payments:

●	US$75,000 in May 2017 (paid);
●	US$75,000 in November 2017 (paid);
●	US$75,000 in May 2018 (paid);
●	US$75,000 in November 2018 (paid);
●	US$25,000 in June 2019 (paid);
●	US$25,000 in December 2019;
●	US$25,000 in June 2020;
●	US$25,000 in December 2020;
●	US$25,000 in June 2021;
●	US$25,000 in December 2021;
●	US$25,000 in June 2022; and
●	US$55,000 in December 2022.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2019

In addition, pursuant to an option agreement entered into by Bellhaven on November 18, 2016, amended April 4, 2017 and November 5, 2018 (the "La Garrucha Option Agreement"), the Company can purchase the La Garrucha concession by making an optional payment of US$650,000 on December 6, 2022.

Cash Flows

Operating Activities

Net cash used in operating activities during the six months ended May 31, 2019 was $2,609,051 compared to $2,859,276 in the same period of 2018. Significant operating expenditures during the current period included general and administrative expenses, directors' fees, salaries and benefits, consulting fees, professional fees and mineral property expenditures. The decrease of net cash used in operating activities is primarily due to the Company's decrease in consulting fees, professional fees and general and administrative expenses, partially offset by an increase in directors' fees, salaries and benefits and mineral property expenditures.

Investing Activities

Net cash used in investing activities during the six months ended May 31, 2019 was $194,500, compared to $112,728 in the same period of 2018. The net cash used in investing activities during the six months ended May 31, 2019 was related to the Company's investments in exploration and evaluation assets and the joint venture in the amounts of $50,000 ($112,728 for the same period in 2018) and $144,500 ($nil for the same period in 2018), respectively.

Financing Activities

Net cash provided by financing activities during the six months ended May 31, 2019 was $1,145,342 compared to $23,413 in the same period of 2018. The Company received $1,145,342 from the exercise of warrants during the six months ended May 31, 2019, compared to $30,994 from the exercise of options and warrants in the same period of 2018.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

Related Party Transactions

During the three and six months ended May 31, 2019, the Company entered into the following related party transactions:

●

During the three and six months ended May 31, 2019, the Company incurred $17,323 and $29,323 (three and six months ended May 31, 2018: $12,000 and $27,163) in consulting fees for corporate development consulting services paid to Arash Adnani, a direct family member of a director. The fees paid were for business development services, including introducing the Company to various parties in the areas of project generation, corporate finance groups and potential strategic partners, and are within industry standards. As at May 31, 2019, $4,200 was payable to such related party compared to $4,200 as at November 30, 2018. The Company also granted options to the related party and the fair value of the options recognized as expense during the three and six months ended May 31, 2019 was $17,855 and $41,876 compared to ($1,463) and $13,199 in the same period of 2018, using the Black-Scholes option pricing model.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2019

●

During the three and six months ended May 31, 2019, the Company incurred $1,050 and $5,775 compared to $1,178 and $15,540 in the same period of 2018, in general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc., a company controlled by Arash Adnani, a direct family member of a director. As at May 31, 2019, $nil was payable to such related party compared to $nil as at November 30, 2018.

Related party transactions are based on the amounts agreed to by the parties. During the three and six months ended May 31, 2019, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as disclosed herein.

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. Management and directors' fees, for the three and six months ended May 31, 2019 and 2018 are as follows:

	For the three months ended		For the six months ended
	May 31,		May 31,
	2019	2018	2019	2018
	($)	($)	($)	($)
Management Fees(1)	51,057	46,747	100,673	102,257
Director and Officer Fees(1)	73,651	87,580	289,597	165,659
Share-based compensation	-	162,032	171,780	394,569
Total	124,708	296,359	562,050	662,484

(1)

Total directors' fees, salaries and benefits of $721,121 (six months ended May 31, 2018: $543,022) disclosed on the consolidated statement of comprehensive loss for the six months ended May 31, 2019, includes $81,178 and $19,495 (six months ended May 31, 2018: $84,087 and $20,880) paid to the Company's Chief Executive Officer and Chief Financial Officer, respectively, and $289,597 (six months ended May 31, 2018: $165,659) in fees paid to the Company's president and directors, and $330,851 (six months ended May 31, 2018: $272,396) paid for employees' salaries and benefits.

Total compensation, including share-based compensation, to key members of management and directors for the three and six months ended May 31, 2019 was $124,708 and $562,050 compared to $296,359 and $662,484 in the same period of 2018. Compensation is comprised entirely of employment and similar forms of remuneration. Management includes the Chief Executive Officer ("CEO"), who is also a director of the Company, and Chief Financial Officer ("CFO").

Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact our consolidated financial statements. Areas of judgment and key sources of estimation uncertainty that have the most significant effect are disclosed in Note 3 of our unaudited condensed consolidated interim financial statements for the three and six months ended May 31, 2019.

Adoption of New and Amended Accounting Standards

The accounting policies adopted are consistent with those of the previous financial year. The Company adopted the following new accounting standard effective December 1, 2018:

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of "IFRS 9 Financial Instruments" which reflects all phases of the financial instruments project and replaces "IAS 39 Financial Instruments: Recognition and Measurement" and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application was before February 1, 2015. The adoption of this standard had no impact on the unaudited condensed consolidated interim financial statements.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2019

Future Accounting Changes

At the date of approval of the consolidated financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective. The standards, amendments and interpretations issued, which the Company reasonably expects to be applicable at a future date, are listed below. The Company intends to adopt those standards, amendments and interpretations when they become effective. The Company is in the process of assessing the impact of those standards on the consolidated financial statements, and intends to adopt those standards, amendments and interpretations when they become effective.

IFRS 16 Leases

In January 2016, the IASB published a new standard, IFRS 16 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The new standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. Lessor accounting remains largely unchanged from IAS 17 and the distinction between operating and finance leases is retained. The standard is effective for annual period beginning on or after January 1, 2019. The Company is in the process of assessing the impact of IFRS 16 on the consolidated financial statements.

Financial Instruments and Risk Management

The Company's financial assets include cash and cash equivalents, other receivables, available-for-sale securities, and security deposits. The Company's financial liabilities include accounts payable and accrued liabilities, due to the BVG Joint Venture and due to related parties. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The following table sets forth the Company's financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy. As at May 31, 2019, those financial assets are classified in their entirety based on the level of input that is significant to the fair value measurement.

	May 31, 2019
	Level 1 ($)	Level 2 ($)	Level 3 ($)	Total ($)
Financial Assets
Cash and cash equivalents	7,974,640	-	-	7,974,640
Available-for-sale securities	30,000	-	-	30,000

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2019

	November 30, 2018
	Level 1 ($)	Level 2 ($)	Level 3 ($)	Total ($)
Financial Assets
Cash and cash equivalents	9,644,214	-	-	9,644,214
Available-for-sale securities	15,000	-	-	15,000

The valuation technique used to measure fair value are as follows:

●	The fair value of available-for-sale securities is determined by obtaining the quoted market price of the available-for-sale security and multiplying it by the quantity of shares held by the Company.

Financial risk management objectives and polices

The financial risk arising from the Company's operations are currency risk, credit risk, liquidity risk and commodity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Currency risk

The Company's operating expenses and acquisition costs are denominated in United States dollars, Brazilian Reals, Colombian Pesos, Peruvian Soles, and Canadian dollars. The exposure to exchange rate fluctuations arises mainly on foreign currencies against the Company's functional currency, being the Canadian dollar. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations; however, management monitors foreign exchange exposure.

The Canadian dollar equivalents of the Company's foreign currency denominated monetary assets are as follows:

	As at May 31,	As at November 30,
	2019	2018
	($)	($)
Assets
United States Dollar	126,163	29,738
Brazilian Real	5,848	43,761
Colombian Peso	33,151	72,114
Total	165,162	145,613

The Company's sensitivity analysis suggests that a consistent 5% change in the foreign currencies to Canadian dollar exchange rate on the Company's financial instruments based on balances at May 31, 2019, would be $8,258 compared to $7,281 at November 30, 2018.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's interest-bearing financial asset is cash and guaranteed investment certificates, which bear interest at fixed or variable rates. The Company does not believe it is exposed to material interest rate risk related to this instrument. As such, the Company has not entered into any derivative instruments to manage interest rate fluctuations.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2019

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances, the goods and service tax receivable ("GST"), the harmonized sales tax receivable ("HST") and refundable cash advances towards contemplated transactions.

The Company mitigates credit risk associated with its bank balance by only holding cash with large, reputable financial institutions.

The GST and HST receivable include amounts that have been accumulated to date in the Company. At May 31, 2019, $36,652 (November 30, 2018: $68,367) of the balance was GST and HST receivable due from the Canadian Government Taxation Authority.

When entering into property acquisition agreements, the Company uses industry standard agreements and initial payments or advances prior to closing of transactions are meant to be refundable in the event completion of a transaction is not attained. Furthermore, deposit amounts are kept to a minimum in order to mitigate any credit risk associated with a pending transaction.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The directors of the Company are of the opinion that, taking into account the Company's current cash reserves, its network of sophisticated and accredited investors from which to raise capital and the Company's ability to respond appropriately to negative market conditions, it has sufficient working capital for its present obligations for at least the next twelve months commencing from May 31, 2019. However, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of the financing will be favourable. The Company's working capital as at May 31, 2019 was $7,023,957. The Company's other receivables, prepaid expenses, deposits, accounts payable and accrued liabilities, due to the BVG Joint Venture and due to related parties are expected to be realized or settled, respectively, within a one-year period.

Commodity price risk

The Company's profitability is dependent on the prices of the minerals it is able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand. The Company currently has no mines in production and therefore has limited exposure to commodity price risk.

The Company's ability to raise capital to fund exploration and development activities is subject to risks associated with fluctuations in the market price of precious metals and other commodities. The Company monitors commodity prices to help determine the appropriate course of action to be taken.

Outstanding Share Data

As at the date hereof, the Company has 138,191,715 GoldMining Shares outstanding. In addition, the following options, restricted share rights and warrants outstanding are summarized below.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2019

Share Options

The outstanding share options to purchase GoldMining Shares as at the date of this MD&A are as follows:

Expiry Date	Exercise Price ($)		Number Outstanding
February 6, 2020	0.71		1,219,000
April 1, 2021	0.73		1,385,000
July 24, 2021	1.00	(1)	26,738	(1)
August 18, 2021	2.51		50,000
October 6, 2021	2.50		55,000
January 17, 2022	2.01		70,000
March 1, 2022	1.74		198,000
April 4, 2022	1.75		100,000
July 22, 2022	1.69		3,358,750
October 27, 2022	1.55		50,000
January 30, 2023	1.34		50,000
February 28, 2023	1.23		422,500
March 29, 2023	1.21		100,000
April 20, 2023	1.20		200,000
August 3, 2023	0.90		15,000
November 26, 2023	0.78		2,670,000
January 2, 2024	0.78		40,000
January 14, 2024	0.95		50,000
April 10, 2024	0.94		10,000
June 24, 2024	0.96		25,000
			10,094,988

(1)

Pursuant to the Arrangement with Bellhaven, the Company assumed the Bellhaven Options from Bellhaven, whereby each Bellhaven Option exercised will be converted into 0.25 of a GoldMining Share. There are currently 106,952 Bellhaven Options exercisable at $0.25 per option. Therefore, the 106,952 Bellhaven Options may be converted into 26,738 GoldMining Shares at an exercise price of $1.00 per GoldMining Share.

Restricted Share Rights

As at the date of this MD&A, there are 70,416 restricted share rights outstanding.

Warrants

The outstanding warrants as at the date of this MD&A are as follows:

Expiry Date	Exercise Price ($)	Number Outstanding
November 08, 2019	3.50	1,290,366
November 14, 2019	3.50	1,048,188
November 15, 2019	3.50	140,075
January 5, 2020	0.75	846,180
January 6, 2020	0.75	3,405,806
		6,730,615

Risk Factors

A comprehensive discussion of risk factors is included in the Company’s most recently filed Annual Information Form and other filings with the Canadian Regulatory Authorities available on SEDAR at www.sedar.com.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2019

Disclosure Controls and Procedures

Management performed an evaluation of the design and operating effectiveness of the Company's Disclosure Controls and Procedures ("DC&P"), as defined by National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"). This evaluation was performed under the supervision of and with participation by the Company's CEO and CFO. Management concluded the Company's DC&P were effective as at May 31, 2019 to provide reasonable assurance that: (a) material information relating to the Company and its consolidated subsidiaries would have been made known to them and by others within those entities; and (b) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within required time periods.

Internal Controls over Financial Reporting

In accordance with NI 52-109, management is responsible for establishing and maintaining adequate DC&P and Internal Control Over Financial Reporting ("ICFR").  On June 19, 2018, the Company graduated from the TSX-V and commenced trading on the TSX.  The Company's CEO and CFO will be required to file certifications relating to DC&P and ICFR for the Company in connection with its interim and annual filings, commencing with the fiscal year ended November 30, 2018.

The Company uses the 2013 Internal Control – Integrated Framework published by The Committee of Sponsoring Organizations of the Treadway Commission ("2013 COSO framework") as the basis for assessing its ICFR. Management performed an evaluation of the Company's ICFR and concluded that, as at May 31, 2019, ICFR were designed and operating effectively so as to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. There were no changes in the Company's ICFR that materially affected, or are reasonably likely to materially affect, ICFR during the three-month period ended May 31, 2019.

While management of the Company have designed the Company's DC&P and ICFR, they expect that these controls and procedures may not prevent all errors and fraud.  A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Additional Information

Additional information regarding the Company, including the Company's most recently filed Annual Information Form, are available under the Company's profile at www.sedar.com.

Paulo Pereira, President of the Company, has reviewed and approved the scientific and technical information contained in this MD&A. Mr. Pereira holds a Bachelor's degree in Geology from Universidad Do Amazonas in Brazil, is a qualified person as defined in NI 43-101 and is a member of the Association of Professional Geoscientists of Ontario.